Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On August 5, 2009, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES PREPARED TO INCREASE OFFER FOR BUSINESS COMBINATION WITH TERRA INDUSTRIES TO FIXED EXCHANGE RATIO OF 0.465 PER CF INDUSTRIES SHARE

CF Industries to Return at Least $1 Billion of Cash to Stockholders Following the Merger

DEERFIELD, IL, August 5, 2009 — CF Industries Holdings, Inc. (NYSE: CF) today announced that its board of directors is prepared to increase CF Industries’ offer for a business combination with Terra Industries Inc. (NYSE: TRA) to a fixed exchange ratio of 0.465 shares of CF Industries for each Terra common share.  The proposal represents a premium of 35% over the exchange ratio on January 15, 2009, just prior to when the initial offer was made, and a 38% premium to the average exchange ratio over the one-year period prior to that offer.

The CF Industries board of directors also is prepared to return at least $1 billion of cash to stockholders of the combined company following the closing of the transaction, which likely would be accomplished through open market purchases or a self-tender offer.  In addition, immediately prior to the consummation of the combination the Company would distribute an aggregate of five million contingent future shares to CF Industries stockholders.  These contingent shares would be converted into CF Industries common stock should the stock trade at more than $115 per share over a specified period following the close.

“We continue to believe firmly that a business combination with Terra is the best way to create stockholder value and is in the best interests of both CF Industries and Terra stockholders,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “We believe that the return of cash will be extremely attractive to both sets of stockholders.  The issuance of contingent shares provides an opportunity for existing CF Industries stockholders to benefit from upside performance in our stock.  Once the premerger waiting period for the Terra transaction expires this evening under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, we will be in a position to close promptly following signing of a merger agreement.”

CF Industries has had regular contact with Terra stockholders since making its initial proposal for a business combination in January.  Based on these conversations, the company believes that the enhanced exchange ratio, the preservation of the all-stock transaction, and the addition of a cash component would be compelling to Terra stockholders.

CF Industries continues to expect the combination to generate $105 to $135 million in annual cost synergies by combining corporate functions and optimizing transportation and distribution systems, and through greater economies of scale in procurement and purchasing.

CF Industries also announced today that it has extended the expiration date of its exchange offer for all of the outstanding shares of Terra common stock until 5:00 p.m., Eastern time, Friday, August 21, 2009, unless further extended.  The offer had been scheduled to expire at 5:00 p.m., Eastern time, on Friday, August 7, 2009.  All other terms and conditions of the exchange offer remain unchanged.  As of the close of business on August 4, 2009, a total of 9,144,017 shares of Terra common stock had been tendered into the exchange offer.

The following letter was sent to the Terra Board of Directors:

August 5, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

Last week CF Industries announced very strong results for the second quarter, once again demonstrating the strength of our company and our business model.  We expect that today we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra Industries and will be in a position to close a transaction promptly.  To that end, we are prepared to enter into a merger agreement under which each Terra share would be exchanged for 0.465 of a share of CF Industries.  That exchange ratio represents a premium of 35% over the exchange ratio on January 15, 2009, just prior to when we made our initial offer, and it reflects a premium of 38% over the average exchange ratio for the year prior to that offer.

We also are prepared, following closing of the merger, to return at least $1 billion of cash to the stockholders of the combined company, which likely would be accomplished through open market purchases or a self-tender.  Given the significant increase in our offer, as well as our confidence in the future trading value of our stock, immediately before the merger we would distribute to CF Industries stockholders Contingent Future Shares (“CFs”), as described in the attached term sheet.  The CFs would provide the holders with an opportunity to receive an aggregate of 5 million CF Industries shares should CF Industries shares trade at over $115 per share during a specified period after the closing of the merger.

Through this business combination your stockholders will share in the future upside of the combined company, including $105-135 million of annual operating synergies.  As we have said, we would welcome having a number of your directors on the board of the combined company.  We look forward to Mike Bennett being one of those directors and having him continue to serve in a senior executive capacity, working closely with me to manage the combined company.  Also, we would consider locating some functions of the combined company in the Sioux City area, while preserving the synergies in the transaction.

We are enthusiastic about combining our two companies and look forward to a favorable response.

Sincerely,

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.

CFs Term Sheet

Contingent Future Shares (“CFs”)

Summary of Terms

•	5 million Contingent Future Shares (“CFs”) of CF Industries would be distributed to the stockholders of CF Industries prior to the merger with Terra Industries (the “Merger”)
•

If, during the Measuring Period (defined below), the average CF closing share price exceeds $115 for any five (5) trading days within any twenty (20) trading day period, the CFs would automatically convert into shares

•	The Measuring Period is a period starting six (6) months after the Merger and ending twenty-four (24) months after the Merger
•	The CFs would be publicly traded
•	The CFs are not expected to be taxable on receipt or upon conversion. The CFs would be taxable upon sale of the CFs (or the underlying shares following conversion)

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Analyst/Investor Conference Call/Webcast

CF Industries will be hosting a conference call with analysts and investors at 10:00am ET / 9:00am CT on Wednesday, August 5, 2009.  The conference call can be accessed by dialing 1 (888) 680-0892 (U.S. dial-in) or 1 (617) 213-4858 (International dial-in), conference code 74185078.  Accompanying slides will be available on the CF Industries website at www.cfindustries.com.  The company will also webcast the call to all interested parties on its website.  Please see www.cfindustries.com for details on how to access the webcast.

A replay of the conference call will be available from 1:00pm ET / 12:00pm CT on August 5, 2009 and can be accessed in the U.S. by dialing 1 (888) 286-8010, conference code 89443180.  International callers can access the replay by dialing 1 (617) 801-6888, conference code 89443180.  The webcast will also be archived on the CF Industries website, www.cfindustries.com.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

CF Industries Investor Relations

847-405-2507

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

This press release relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-157462) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”). The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities. CF Industries previously filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Solicitation/Recommendation Statement”) with the SEC with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT

MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements.”  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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